SEANERGY MARITIME HOLDINGS CORP.
154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
 Tel: +30 210 8913507

August 15, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Seanergy Maritime Holdings Corp.
Registration Statement on Form F-3
Filed August 10, 2018
File No. 333-226796

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission on August 10, 2018 be accelerated so that it will be made effective at 4:00 p.m. Eastern Standard Time on August 17, 2018, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Will Vogel at (212) 574-1607 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer